UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WOODBRIDGE LIQUIDATION TRUST
(Name of Subject Company (Issuer))

Contrarian Liquidity Option, LLC

(formerly known as Woodbridge Liquidity Option, LLC)
(Offeror)

Contrarian Funds, L.L.C.
(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)
(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Class A Liquidation Trust Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Gina N. Scianni
Contrarian Capital Management, L.L.C.
411 West Putnam Ave., Suite 425
Greenwich, Connecticut 06830
(203) 862-8200
(Name, Address, and Telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Elizabeth Gonzalez-Sussman and Kenneth Schlesinger
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$28,584,050	$3,710.21

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 2,858,405 issued and outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation at the maximum tender offer price of $10.00 per Trust Interest.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, effective October 1, 2019. Such fee equals .0001298 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,710.21	Filing Party: Contrarian Liquidity Option, LLC (fka Woodbridge Liquidity Option, LLC)
Form or Registration No.: Schedule TO	Date Filed: December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, this “Schedule TO”) filed by Contrarian Liquidity Option, LLC, a Delaware limited liability company (formerly known as Woodbridge Liquidity Option, LLC) (“Offeror”). This Schedule TO relates to the tender offer by Offeror to purchase up to 2,858,405 of the outstanding Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a trust organized under the laws of the State of Delaware (the “Trust”). The tender offer is being made at a price per Trust Interest of $10.00, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust to holders of Trust Interests with a record date occurring anytime from and including the date hereof until the date and time the Trust Interests are accepted for payment. The tender offer is subject to the conditions set forth in the Offer to Purchase, dated December 12, 2019 (as amended to date, the “Offer to Purchase”), and in the related Assignment Form (as amended to date, the “Assignment Form”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

Contrarian Funds, L.L.C., a Delaware limited liability company (“Parent”), indirectly owns all issued and outstanding equity interests in Offeror. Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.

The Offer commenced on December 12, 2019 by mailing the Offer to Purchase and the Assignment Form to each holder of Trust Interests at their respective addresses as they appear on the books and records of the Trust, as applicable.

The information set forth in the Offer to Purchase and the Assignment Form, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed on a voluntary basis with the SEC, notwithstanding that the Trust Interests are not currently registered under the Securities Exchange Act of 1934 (referred to as the “Exchange Act”).  It is a condition to closing the Offer that the Trusts Interests become registered under Section 12(g) of the Exchange Act.

On October 25, 2019, the Trust filed a Form 10 to register the Trust Interests under Section 12(g) of the Exchange Act.  Pursuant to the Exchange Act, the Trust Interests will be registered under Section 12(g) on December 24, 2019.  Accordingly, as the Offer is currently scheduled to expire on January 10, 2020, at the time of closing of the Offer, the rules and regulations under the Exchange Act relating to all tender offers will become applicable, including as to the filing of the Schedule TO.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All references to “Woodbridge Liquidity Option, LLC” in the Offer to Purchase, are hereby amended and restated and replaced by the following: “Contrarian Liquidity Option, LLC (formerly known as Woodbridge Liquidity Option, LLC).”

The following paragraph, formerly present on the second cover page of the Offer to Purchase under the heading “IMPORTANT”, has been deleted in its entirety:

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“We are not making the Offer to, and will not accept any tendered Trust Interests from, holders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to holders of Trust Interests in any such jurisdiction.”

The second paragraph of the subsection of the “Summary Term Sheet” with the heading “Who is offering to buy my Trust Interests in the Offer?” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“We presently do not own any Trust Interests. During 2018, we entered into agreements with nine holders of Woodbridge bankruptcy claims (Class 3 and Class 5 claims) to acquire their claims and any future distributions payable thereunder. The average purchase price of such claims, as expressed as a percentage of the face value of the underlying notes (Class 3) and units (Class 5) of those claims, was 18.2%, net of distributions made by the Trust in March 2019. Such purchase prices were paid prior to any estimates disclosed by the Trustee in August 2018 (and later reduced by the Trustee in September 2019). Woodbridge would not record the transfer of claims to us. Nevertheless, such holders, who ultimately became holders of Trust Interests, have directed to us distributions by the Trust on those holders’ Trust Interests pursuant to the agreements. Such agreements constitute less than 0.25% of the outstanding Trust Interests. See Section 11— “Purpose of the Offer; Plans for the Trust.”

The third paragraph of the subsection of the “Summary Term Sheet” with the heading “What happens if holders of Trust Interests tender more Trust Interests than you are willing to buy?” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“The proration factor will equal the number of Trust Interests we are willing to buy divided by the total number of Trust Interests properly tendered by all holders of Trust Interests. For example, assuming the number of Trust Interests we agree to buy remains unchanged at 2,858,405 Trust Interests, and 5,716,810 Trust Interests are tendered, we will purchase 50% of the number of Trust Interests that you tender. See Section 1—“Terms of the Offer; Proration.”

The paragraph of the subsection of the “Summary Term Sheet” with the heading “What will happen to the Offer if the Registration Statement is withdrawn or does not become effective under the Exchange Act?” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“It is a condition to closing the Offer that the Registration Statement becomes effective under the Exchange Act (the “Registration Condition”). We may terminate the Offer if the Registration Statement is withdrawn or does not become effective under the Exchange Act prior to the expiration of the Offer. No Trust Interests will be accepted for payment until an Exchange Act registration of the Trust Interests becomes effective.”

The text of the second bullet of the subsection of the “Summary Term Sheet” with the heading “What are the most important conditions to the Offer?” is hereby amended and restated in its entirety and replaced by the text set forth below:

“if we determine, in our reasonable discretion, that the Trust or its transfer agent will not accept or be able to register the assignment of the Trust Interests accepted for payment in the Offer to the name of Offeror or its affiliate;”

The text of the fifth bullet of the subsection of the “Summary Term Sheet” with the heading “What are the most important conditions to the Offer?” is hereby amended and restated in its entirety and replaced by the text set forth below:

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“a general suspension of trading in securities on any national securities exchange or in the over-the-counter markets in the United States;”

The text of the eighth bullet of the subsection of the “Summary Term Sheet” with the heading “What are the most important conditions to the Offer?” is hereby amended and restated in its entirety and replaced by the text set forth below:

“the commencement or escalation of a war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States that has a material adverse effect on the Trust, the Trust’s assets, the Trust’s affiliates, us or any of our affiliates.”

The paragraph of the subsection of the “Summary Term Sheet” with the heading “Until what time can I withdraw previously tendered Trust Interests?” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“You can withdraw Trust Interests at any time before the expiration date of the Offer. You may also withdraw tendered Trust Interests after the expiration date of the Offer if such Trust Interests have not been accepted for payment by February 10, 2020. See Section 1—”Terms of the Offer; Proration” and Section 3—“Withdrawal Rights.”

The paragraph of the subsection of the “Summary Term Sheet” with the heading “What does the Trustee of the Trust think of the Offer?” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“Mr. Michael I. Goldberg is the Trustee. The Trustee, in consultation with the Supervisory Board of the Trust, has recommended that holders of Trust Interests not tender their Trust Interests into the Offer. The Trustee and Supervisory Board claim our offer to pay you $10.00 for each Trust Interest tendered in the Offer is significantly less than the implied value of the Trust Interests of $29.10, which is based on the Trust’s net assets in liquidation as of September 30, 2019. In our view, there are two key flaws in any comparison of our Offer with the Trust’s implied net asset value: time and risk. We believe our offer price considers a number of risks and other factors that may not have been given due consideration by the Trustee or the Supervisory Board in making their recommendation, including that:

•	our Offer provides liquidity for Trust Interest holders who may not have a multi-year investment horizon;
•	the timeframe to liquidate the Trust assets could take longer than projected and any delays could substantially reduce future distributions;
•	the Trustee’s projected liquidation recoveries have significantly declined over time;
•	the Trust plans to reinvest initial cash sale proceeds rather than distribute them to Trust Interest holders;
•	any cost overruns in the projected accrued construction costs could reduce recoveries to the Trust Interests;
•	the Trust’s portfolio of real estate assets is undiversified and the sale of one or two very high-end properties for which there may be limited buyers could materially impact future distributions;
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•	the high-end Los Angeles real estate market appears to have weakened;
•	an active trading market for the Trust Interests may never be established; and
•	a holder’s tax liability could exceed Trust distributions.

See Section 6 —“Price Range of the Trust Interests; Dividends.”

The third paragraph of Section 1—”Terms of the Offer; Proration” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“The proration factor will equal the number of Trust Interests we are willing to buy divided by the total number of Trust Interests properly tendered by all holders of Trust Interests. For example, assuming the number of Trust Interests we agree to buy remains unchanged at 2,858,405 Trust Interests, and 5,716,810 Trust Interests are tendered, we will purchase 50% of the number of Trust Interests that you tender. All Trust Interests not accepted for payment due to an oversubscription will continue to be owned by the tendering holders, as described in Section 4—“Acceptance for Payment and Payment.”

The eighth paragraph of Section 1—“Terms of the Offer; Proration” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“If by one minute following 11:59 p.m. (12:00 Midnight), New York City time, on January 10, 2020 (or any date or time then set as the expiration date), any or all of the conditions to the Offer has or have not been satisfied or waived, we reserve the right, subject to the applicable rules and regulations of the SEC:

(i)	to terminate the Offer and not accept for payment or pay for any Trust Interests and return all tendered Trust Interests to tendering holders of Trust Interests;
(ii)	to waive all the unsatisfied conditions other than the condition that the Registration Statement becomes effective under the Securities Exchange Act of 1934 (referred to as the “Exchange Act”) (the “Registration Condition”), and accept for payment and pay for all Trust Interests validly tendered prior to the expiration date and not theretofore withdrawn;
(iii)	to extend the Offer and, subject to the right of holders of Trust Interests to withdraw Trust Interests, retain the Trust Interests that have been tendered during the period for which the Offer is extended; or
(iv)	to amend the Offer.

There will not be a subsequent offering period.”

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The information set forth under Section 2—”Procedure for Tendering Trust Interests” is amended and supplemented by deleting the subsection titled “Tendering Trust Interest Holder’s Representations and Warranties” and replacing it in its entirety with the following:

“Tendering Trust Interest Holder’s Representations and Warranties. By tendering any Trust Interests, you represent and warrant:

•	that you own the Trust Interests that you are tendering of record and beneficially;
•	that you have full power and authority to validly tender, sell, assign, and transfer the Trust Interests that you are tendering; and
•	that when the tendered Trust Interests are purchased by Offeror, no person, including the Trustee, will have the right to assert a claim of any kind against Offeror with respect to the Trust Interests, including (but not limited to) any claim by way of a lien, charge, offset or other encumbrance or any claim of beneficial ownership, option or other right that you may have granted with respect to the Trust Interests; except that no holder shall waive or release the Offeror from any law, rule or regulation arising under the Exchange Act and any rule of a self-regulatory organization in connection therewith.”

The information set forth under Section 2—”Procedure for Tendering Trust Interests” is amended and supplemented by deleting the subsection titled “Determination of Validity” and replacing it in its entirety with the following:

“Determination of Validity. We will decide, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Trust Interests, and each such decision will be final and binding. We note, however, that Trust Interest holders are not foreclosed from challenging our determinations in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of, or payment for, Trust Interests which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Trust Interests of any particular holder of Trust Interests whether or not we waive similar defects or irregularities in the case of other holders of Trust Interests.

No tender of Trust Interests will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of, and conditions to, the Offer, including the Assignment Form and the instructions for completing the form, will be final and binding. We note, however, that Trust Interest holders are not foreclosed from challenging our determinations in a court of competent jurisdiction.”

The information set forth under Section 2—“Procedure for Tendering Trust Interests” is in the last paragraph of the subsection titled “FIRPTA Withholding for Non-U.S. Holders of Trust Interests” is amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

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“WE WILL DECIDE, IN OUR REASONABLE DISCRETION, ALL QUESTIONS AS TO THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF TRUST INTERESTS, AND EACH SUCH DECISION WILL BE FINAL AND BINDING ON ALL PARTIES, EXCEPT THAT HOLDERS ARE NOT FORECLOSED FROM CHALLENGING SUCH DECISION IN A COURT OF COMPETENT JURISDICTION.”

The final paragraph of Section 3—“Withdrawal Rights” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We note, however, that Trust Interest holders are not foreclosed from challenging our determinations in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Trust Interests by any holder of Trust Interests, whether or not we waive similar defects or irregularities in the case of any other holder of Trust Interests. None of us, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.”

The second paragraph of Section 4—“Acceptance for Payment and Payment” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“We will decide, in our reasonable discretion, all questions as to the satisfaction of those terms and conditions, and each such decision will be final and binding. We note, however, that Trust Interest holders are not foreclosed from challenging our determinations in a court of competent jurisdiction. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, Trust Interests until satisfaction of all conditions to the offer relating to governmental or regulatory approvals. We will effect any such delays in compliance with Exchange Act Rule 14e-1(c), which relates to the obligation of a bidder to pay for or return tendered securities promptly after the termination or withdrawal of its offer.”

The information provided in Section 6—“Price Range of the Trust Interests; Dividends” is amended and supplemented by adding the following text:

“The Trustee, in consultation with the Supervisory Board of the Trust, has recommended that holders of Trust Interests not tender their Trust Interests into the Offer. The Trustee and Supervisory Board claim our offer to pay you $10.00 for each Trust Interest tendered in the Offer is significantly less than the implied value of the Trust Interests of $29.10, which is based on the Trust’s net assets in liquidation as of September 30, 2019. In our view, there are two key flaws in any comparison of our Offer with the Trust’s implied net asset value: time and risk. We believe our offer price considers a number of risks and other factors that may not have been given due consideration by the Trustee or the Supervisory Board in making their recommendation, including the following:

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•	The Offer provides liquidity for Trust Interests holders who may not have a multi-year investment horizon. The Offer is an all-cash fully-financed offer that can be consummated promptly following the expiration of the Offer. The liquidation of the Trust, by contrast, is scheduled to take years to complete and may experience delays or impairments due to, among other things, a weakening of the Los Angeles real estate market, the lack of diversification of the Trust’s real estate portfolio, and the Trust’s intention to complete construction prior to monetizing for holders a sizable portion of its real estate portfolio.
•	The timeframe to liquidate the Trust assets could take longer than projected and any delays could substantially reduce future distributions. While the Trust has disclosed in its Registration Statement that it expects to liquidate its assets by fiscal year ending June 30, 2022, we believe the liquidation could take much longer. Indeed, the Trust, by its terms, may survive through February 15, 2024, subject to further amendment to the Trust agreement. Any extension of the life of the Trust will likely increase costs and reduce potential recoveries to Trust Interest holders. We note the cost of managing the Woodbridge estate since the time of the bankruptcy filing appears to exceed the amount of cash distributions to Trust Interest holders. According to the Registration Statement, approximately $42.87 million has been distributed to holders of Trust Interests through November 30, 2019. However, based upon the Trust’s monthly operating reports filed with the bankruptcy court and the Trust’s quarterly reports, we estimate that in excess of $50 million has been spent on professional fees and Trust administrative costs.
•	The Trustee’s projected liquidation recoveries have significantly declined over time. As part of Woodbridge’s bankruptcy filings, in August 2018, Woodbridge disclosed recoveries for noteholders and unitholders between 60-70% of net amounts of Class 3 claims (Standard Note Claims), 60-70% of allowed Class 4 claims (General Unsecured Claims) and 40-50% of net amounts of Class 5 claims (Unit Claims). In September 2019, the Trustee significantly reduced these estimated recoveries to 40-63% of net amounts of Class 3 claims, 40-60% of allowed Class 4 claims, and 29-46% of net amounts of Class 5 claims. The Trustee explained the lowered recoveries took into account updated financial circumstances of the Trust and the current state of the Los Angeles real estate market, which the Trustee noted had substantially changed during the past 12-18 months and comprises the bulk of the Trust’s assets. We believe the Los Angeles real estate market has further weakened, as discussed below, creating greater uncertainty for the amount and timing of future distributions.

•	The Trust plans to reinvest initial cash sale proceeds rather than distribute them to Trust Interest holders. According to the Registration Statement, approximately 55% (based upon disclosed values) of the Trust’s real estate portfolio remains under development. The Trust indirectly funds this construction with the sale of portfolio assets. In making the recommendation to reject the Offer, the Trustee and Supervisory Board fail to explicitly describe this cycle of selling important portfolio assets, generating sale proceeds, and reinvesting in real estate, even though the cycle suggests that the Trust may not make near term distributions to Trust Interest holders. In the Registration Statement, the Trust admits that it cannot predict with certainty the timing or amount of distributions to holders of Trust Interests. Accordingly, any cost overruns in the projected accrued construction costs would further reduce recoveries to the Trust Interests.

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•	The Trust’s portfolio of real estate assets is undiversified and the sale of one or two very high-end properties for which there may be limited buyers could materially impact future distributions. The Trust has disclosed in its Registration Statement that there is limited liquidity in real estate investments and its real estate asset portfolio is not diversified. While we do not have access to any non-public Trust valuations of the Trust’s individual assets, based simply on the listed sale prices, however, it is plausible that two assets: 141 S. Carolwood Drive, Los Angeles, CA and 1966 Carla Ridge, Beverly Hills, CA, may comprise up to 35% of the Trust’s total real estate value. Those two assets are unique, have been on the market for months and could take a very long time to sell, potentially at distressed prices. The Carolwood Drive property is listed on the LA Historic Resources Inventory list, a factor that may hinder the redevelopment of the property and negatively impact the ultimate sales price. A sale of the highest valued asset at a large discount, in light of the Trust’s reinvestment policy, could cause a substantial reduction in projected recoveries.

•	The high-end Los Angeles real estate market appears to have weakened. While we have not obtained third party valuation reports, opinions or appraisals on the Trust’s properties, our diligence included visiting a majority of the Trust’s properties in Los Angeles as well as discussions with a broker and two appraisers knowledgeable of the high-end real estate market in Los Angeles. Based upon our diligence, as well as the consideration of comparable sales data and the current supply of homes on the market, we believe there has been a softening in the high-end Los Angeles real estate market which could generate lower proceeds than implied by the Trustee’s current estimates.

•	An active trading market for the Trust Interests may never be established. While the Registration Statement, once effective, will provide for the transferability of Trust Interests, the Trust has itself acknowledged that the liquidity of the Trust Interests is expected to be limited and it may be difficult to establish a market price for such securities. Given how widely dispersed the Trust Interests are currently held, with approximately 7,885 holders of record and the average holder owning approximately 1,500 Trust Interests, we do not believe an active trading market will be achieved.

•	Holders’ tax liability could exceed Trust distributions. As noted in the Registration Statement, because the Trust is indirectly using sale proceeds to fund future construction, taxable income attributable to investors on account of asset sales may exist in the absence of actual cash distributions. In that case, holders may need to come out of pocket to fund their pro rata share of any tax liability.”

The second and third paragraphs of Section 9 —“Information Concerning the Purchaser and its Affiliates” under subsection “General” are hereby amended and restated in their entirety and replaced by the paragraphs set forth below:

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“We do not presently own any Trust Interests. During 2018 and prior to the formation of the Trust, we entered into agreements with nine holders of Woodbridge bankruptcy claims (Class 3 and Class 5 claims) to acquire their claims against Woodbridge and any future distributions payable thereunder. The average purchase price of the claims that were sought to be acquired by us in 2018, as expressed as a percentage of the face value of the underlying notes (Class 3) and units (Class 5) of those claims, was 18.2%, net of distributions made by the Trust in March 2019. Such purchase prices were paid prior to any estimates disclosed by the Trustee in August 2018 (and later reduced by the Trustee in September 2019). When we attempted to record the transfer of such claims, Woodbridge objected to the transfer on account of anti-assignment language in the underlying notes. When we sought relief, the Bankruptcy Court and District Court for the District of Delaware, which heard the matter on appeal, found the anti-assignment clause in the underlying notes was legally valid and allowed Woodbridge to not record the transfer of claims to us. The nine holders ultimately became holders of Trust Interests and have nevertheless directed to us distributions by the Trust on those holders’ Trust Interests pursuant to the agreements. Such agreements constitute less than 0.25% of the outstanding Trust Interests.

None of Offeror, Parent, CCM or Mr. Bauer has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). None of Offeror, Parent, CCM or Mr. Bauer has been a party to any judicial or administrative proceeding during the last five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

The first paragraph of Section 10—“Source and Amount of Funds” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“If we purchase the proposed maximum number of Trust Interests in the Offer at $10.00 per Trust Interest, our aggregate cost will be $28,584,050, not including fees and expenses which are estimated to be approximately $225,000 (excluding the cash fee of up to 1.0% of the equivalent amount of allowed bankruptcy claims that each Trust Interest tendered represents that we may pay to Saddle River Funding, LLC and RF Capital, LLC as payment for facilitating communications with holders). See Introduction and Section 1—”Terms of the Offer; Proration” of this Offer to Purchase. The Offer is not conditioned on any financing arrangements.”

The information set forth under Section 12—”Conditions to the Offer” is amended and supplemented by deleting paragraphs two and three and replacing them in their entirety with the following:

“Notwithstanding any other term of the Offer, we shall not be required to accept for payment, and may postpone the acceptance for payment of, Trust Interests tendered if any of the following events occur prior to the expiration of the Offer:

(a)	the Registration Statement is withdrawn or does not automatically become effective prior to the expiration of the Offer;
(b)	we determine, in our reasonable discretion, that the Trust or its transfer agent will not accept or be able to register the assignment of Trust Interests accepted for payment in the Offer to the name of Offeror or its affiliate;
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(c)	there shall have occurred,
•	any general suspension of trading in securities on any national securities exchange or in the over-the-counter markets in the United States;
•	a declaration of a banking moratorium or any suspension of payments in respect of banks in which we hold accounts or banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, would adversely affect, the extension of credit by banks or other financial institutions;
•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity, including but not limited to, an act of terrorism, directly or indirectly involving the United States that has a material adverse effect on the Trust, the Trust’s assets, the Trust’s affiliates, us or any of our affiliates; or
•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;
(d)	any change (or condition, event or development involving a prospective change) shall have occurred or been threatened in the business, Real Estate Portfolio, assets, liabilities, capitalization, Trust Interest holders’ equity, financial condition, operations, licenses, results of operations or prospects of the Trust (including, without limitation, any adverse weather conditions, natural disasters, increases in construction or labor costs or decreases in sale prices applicable to the Real Estate Portfolio of the Trust) that, in our reasonable judgment, would reasonably be expected to have a material adverse effect on the Trust or us or any of our affiliates, or we shall have become aware of any fact that, in our reasonable judgment, will have a material adverse effect on the value of the Trust Interests;
(e)	legislation amending the Code has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would materially adversely affect us or any of our affiliates;
(f)	there shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:
•	challenges, restrains or prohibits the making of the Offer, the acquisition by us of the Interests, or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages as a result of, or directly or indirectly relating to, the transactions contemplated by the Offer;
•	seeks to make the purchase of, or payment for, some or all of the Interests pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Trust Interests;
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•	seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the Trust Interests;
•	would be expected to result, in our reasonable judgment, in a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by the Offer or the value of the Trust Interests to us;
•	otherwise would be expected, in our reasonable judgment, to materially adversely affect the business, properties, assets, liabilities, capitalization, holders of Trust Interests’ equity, financial condition, operations, licenses, results of operations or prospects of the Trust; or
•	otherwise directly or indirectly relates to the Offer or which otherwise, in our reasonable judgment, would adversely affect us, the Trust or any of our affiliates or the value of the Trust Interests;
(g)	any action shall have been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us, the Trust or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment —
•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Trust Interests thereunder;
•	would prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us thereof, including the receipt of any distributions or other benefits of ownership of the purchased Interests to which owners of Trust Interests are entitled generally; or
•	otherwise would be expected, in our reasonable judgment, to materially adversely affect the business, properties, assets, liabilities, capitalization, holders of Trust Interests’ equity, financial condition, operations, licenses, results of operations or prospects of us, the Trust or any of our subsidiaries or affiliates;
(h)	any tender or exchange offer for any Trust Interests shall have been made or publicly proposed to be made by another person, or shall have been publicly disclosed or we shall have learned that any person, entity or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for any Trust Interests or other business combination with or involving the Trust; or
(i)	any approval, permit, authorization, favorable review or consent of any governmental, administrative or regulatory entity, agency or authority with jurisdiction over the Offer, Offeror, the Trust shall not have been obtained on terms satisfactory to us in our reasonable discretion;

13

which, in our reasonable judgment, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time prior to the expiration of the Offer in our reasonable discretion; provided that we shall not waive the Registration Condition. Our failure to exercise any of these rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time prior to the expiration of the Offer. If we become aware that a material condition to the Offer has been triggered or otherwise becomes incapable of being satisfied or we determine to waive a material condition to the Offer, we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following such event will depend on the facts and circumstances then existing, including the materiality of the event. Any determination by us concerning the events described in this Section 12 will be final and binding upon all parties. We note, however, that Trust Interest holders are not foreclosed from challenging our determinations in a court of competent jurisdiction.”

The second paragraph of Section 14—“Fees and Expenses” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“Following consummation of the Offer, we may pay Saddle River Funding, LLC and RF Capital, LLC a cash fee of up to 1.0% of the equivalent amount of allowed bankruptcy claims that each tendered Trust Interest represents, as payment for facilitating communications with the holders of Trust Interests.”

The first paragraph of Section 16—“Miscellaneous” is hereby amended and restated in its entirety and replaced by the paragraph set forth below:

“We are not aware of any jurisdiction in which the making of the Offer or the tender of Trust Interests in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of Trust Interests pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer.”

The Assignment Form and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Assignment Form, are hereby amended and restated in their entirety and filed herewith as Exhibit (a)(1)(B).

The contents of the Frequently Asked Questions Appearing on the Website for the Offer are hereby amended and restated in their entirety and filed herewith as Exhibit (a)(1)(D).

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

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Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(B)*	Assignment Form for Class A Liquidation Trust Interests.
(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(D)*	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(E)*	Cover Letter, dated December 23, 2019.
(a)(2)(A)*	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust, dated December 23, 2019.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Filed herewith

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Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019	CONTRARIAN LIQUIDITY OPTION, LLC

	By:	CONTRARIAN FUNDS, L.L.C. As Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(B)*	Assignment Form for Class A Liquidation Trust Interests.
(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Offeror with the Securities and Exchange Commission on December 13, 2019).
(a)(1)(D)*	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(1)(E)*	Cover Letter, dated December 23, 2019.
(a)(2)(A)*	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust, dated December 23, 2019.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Filed herewith